Annual General Meeting Shopify Inc. WHEN: WHERE: PROXY FORM CONTROL NO.:➔ SCAN TO VIEW MATERIAL AND VOTE NOW REVIEW YOUR VOTING OPTIONS STEP 1 BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR BEFORE VOTING. ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW. G-V502122020 PROXY DEPOSIT DATE: Friday, June 23, 2023 at 9:00 am EDT The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. INSTRUCTIONS: 1. This Form of Proxy is solicited by and on behalf of management of the issuer. 2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend and act on your behalf at the Virtual Annual General Meeting of Shopify Inc. (the "Meeting"). If you wish to appoint a person: • Write the name of your designate on the “Appointee” line and provide a unique EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or • Go to ProxyVote.com and insert the name of your designate in the “Change Appointee(s)” section and provide a unique APPOINTEE IDENTIFICATION NUMBER on the voting site for your Appointee to access the Virtual Meeting. You MUST provide your Appointee the EXACT NAME and EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE MEETING. 3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein. 4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required. 5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf. If you vote by Internet or telephone, do not mail back this Form of Proxy. 6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder. 7. This Form of Proxy will be voted as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management information circular, except in the case of your appointment of an Appointee. 8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management information circular. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate. 10. If the items listed in the management information circular are different from the items listed on the other side of this form, the management information circular will be considered correct. 11. This Form of Proxy should be read in conjunction with the accompanying Notice and Management Information Circular. RETURN ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 JOHN A. SAMPLE 123 ANY STREET ANYCITY PR A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX 1 O F 2 S 9 1 9 7 0 8 1 0 1 0 E : C S : 3 E : 2 1 / 1 M A : A V : 1 Tuesday, June 27, 2023 at 9:00 am EDT www.virtualshareholdermeeting.com/SHOP2023 PLEASE SEE OVER Exhibit 99.2

90

PROXY FORM

Shopify Inc.

MEETING TYPE: Annual General Meeting
MEETING DATE: Tuesday, June 27, 2023 at 9:00 am EDT
RECORD DATE: May 16, 2023
PROXY DEPOSIT DATE: Friday, June 23, 2023 at 9:00 am EDT **CUID:**
ACCOUNT NO: **CUSIP:**

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): Jeff Hoffmeister, Chief Financial Officer, or failing him, Jessica Hertz, General Counsel and Corporate Secretary, or failing her, Harley Finkelstein, President

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print the name of the other person attending the Meeting in the space provided herein and provide a unique **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com by Friday, June 23, 2023 at 9:00 am EDT.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX

→ ☐

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE

→ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-R6

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item		
1A Election of Director: Tobias Lütke	**FOR** ☐	AGAINST ☐
1B Election of Director: Robert Ashe	**FOR** ☐	AGAINST ☐
1C Election of Director: Gail Goodman	**FOR** ☐	AGAINST ☐
1D Election of Director: Colleen Johnston	**FOR** ☐	AGAINST ☐
1E Election of Director: Jeremy Levine	**FOR** ☐	AGAINST ☐
1F Election of Director: Toby Shannan	**FOR** ☐	AGAINST ☐
1G Election of Director: Fidji Simo	**FOR** ☐	AGAINST ☐
1H Election of Director: Bret Taylor	**FOR** ☐	AGAINST ☐
02 Auditor Proposal Resolution approving the re-appointment of PricewaterhouseCoopers LLP as auditors of Shopify Inc. and authorizing the Board of Directors to fix their remuneration.	**FOR** ☐	WITHHOLD ☐
03 Advisory Vote on Executive Compensation Proposal Non-binding advisory resolution that the shareholders accept Shopify Inc.'s approach to executive compensation as disclosed in the Management Information Circular for the Meeting.	**FOR** ☐	AGAINST ☐

To receive Annual and/or Interim Financial Statements and accompanying Management's Discussion and Analysis by mail, please mark the applicable box. These documents are available at investors.shopify.com so we encourage you not to mark this box in order to protect the environment and reduce costs.

ANNUAL ☐ INTERIM ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) ***INVALID IF NOT SIGNED***

M M D D Y Y